[LETTERHEAD OF LASER ENERGETICS, INC]

                                 PROMISSORY NOTE

$70,000                                                         February 9, 1999

      FOR VALUE RECEIVED, LASER ENERGETTCS, INC., a Florida corporation with an address of 4044 Quakerbridge Road, Mercerville, New Jersey 08619 (the "Borrower"), promises to pay to the order of ROBERT D. BATTIS, an individual (the "Lender"), at 37 Brandywine Road Skillman, NJ 08558, or at such other place or places as the Lender may designate, the principal sum as stated above, or so much as is advanced to the Borrower pursuant to the terms of this Note (the "Loan"), all in lawful money of the United States of America, on the following terms and conditions:

      The outstanding principal amount of the Loan shall bear interest at a variable rate of interest per annum equal to two (2%) percent in excess of the "Prime Rate" (as defined below), as adjusted from time to time, computed for the actual number of days elapsed as if each full calendar year consisted of three hundred sixty (360) days. The Prime Rate means the floating prime rate announced from time to time by First Union National Bank.

      Borrower shall make monthly payments of accrued and unpaid interest, commencing on the first (1st) day of March, 1999, and continuing on the first day of each and every month thereafter until January 4, 2000, at which time a final installment of all outstanding principal, together with any and all accrued and unpaid interest thereon and any other sums due under this Note, shall be immediately due and payable.

      The Borrower may prepay, at any time, all or any portion of the outstanding principal amount of the Loan, without prepayment premium or penalty. All prepayments will be applied first to fees, costs, expenses or charges due in connection with the Loan, then to the payment of accrued interest, and the balance only applied to principal.

      Presentment, demand of payment, notice of dishonor or nonpayment, protest, notice of protest on this Note, and the giving of notice of default or other notice to any parry liable on this Note are hereby waived by the Borrower. It is expressly agreed that the maturity of this Note, or any payment hereunder, may be extended or modified from time to time by the Lender without in any way affecting the liability of the Borrower.

      If Borrower defaults in the performance of any of the terms or provisions of this Note, the principal sum or so much of the principal remaining unpaid with all interest accrued thereon, shall, at the option of the Lender and without notice, become due and payable immediately, and interest on the principal sum shall thereafter be computed at the lesser of eighteen (18%) percent per annum or the highest interest rate permitted to be charged by applicable law. Payment of the foregoing may be enforced and recovered at any time by one or more of the remedies provided to Lender in this Note or applicable law. Upon default, Lender is entitled to recover reasonable attorneys fees and costs incurred in protecting, enforcing or exercising its interests, rights or remedies created by, connected with or provided in this Note.

      Any failure by Lender to insist upon strict performance by Borrower of any of the terms and provisions of this Note shall not be deemed to be a waiver of any of the terms or provisions hereof, and Lender shall have the right thereafter to insist upon strict performance by the Borrower of any and all of them.

      Borrower elects that this Note shall be governed by, construed and enforced in accordance with the laws of the State of New Jersey.

      IN WITNESS WHEREOF, the Borrower has executed this instrument on the date first written above.

                                            LASER ENERGETICS, INC.


                                            By: /s/ Robert D. Battis
                                                ---------------------------
                                                Robert D. Battis, President